

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 3, 2013

<u>Via E-mail</u>
Alfred E. Abiouness, Jr.
Chief Executive Officer
Cotton Bay Holdings, Inc.
1314 East Las Olas, Suite #1034
Fort Lauderdale, FL 33301

      Re: **Cotton Bay Holdings, Inc.**
              Amendment No. 1 to Form 8-K
              Filed April 1, 2013
              File No. 0-51413

Dear Mr. Abiouness:

      We issued comments to you on the above captioned filing on April 2, 2013. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by July 19, 2013 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

      If you do not respond to the outstanding comments or contact us by July 19, 2013, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

      You may contact Yolanda Guobadia at (202) 551-3562 if you have questions. In her absence you may contact me at (202) 551-3344.

                        Sincerely,

                        /s/ William H. Thompson

                        William H. Thompson
                        Accounting Branch Chief